UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 5, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:July 5, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - June 2018

Mumbai, July 4, 2018 : Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for June 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUN 2017	JUN 2018	JUN 2017	JUN 2018	JUN 2017	JUN 2018
Micro	NANO	275	1	167	3	25	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	9135	11760	9818	12288	100	81
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	467	5127	425	4677	1	91
UV2	SAFARI, SUMO GRANDE, MOVUS	214	654	216	488	1	31
UV3	ARIA, HEXA	490	1060	550	757	0	0
V1	VENTURE	0	0	0	0	1	0
V2	ACE MAGIC, MAGIC IRIS	1229	667	1972	2397	2	10
N1- A1	ACE, ACE EX, ACE Zip	7132	14368	6840	12368	747	923
N1- A2	Super ACE, TATA207, XENON, Winger DV	4004	4724	4198	4489	601	1104
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	104	242	50	302	3	63
M2- A2	Winger 14 seats, SFC407, CityRide	448	514	283	411	29	22
N2- A1	SFC407, LPT407	924	970	1373	1710	207	126
N2- A2	SFC709, LPT709	796	1288	237	512	156	61
N2- A3	LPT9109	434	844	265	1112	65	176
N2- A4	LPT1109	229	699	753	1113	122	251
M3- A2	LP709, SFC410, LP410	1307	1350	1203	1332	205	317
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	421	675	609	877	111	94
M3- C2	LPO1512, LPO1612, Starbus, Divo	381	252	206	413	299	85
N3- A1	LPT1613, LPK1616, SK1613	1924	3167	1278	1263	448	1125
N3- B1(a)	LPT2518, LPK2518	1068	2796	1511	3609	297	246
N3- B1(b)	LPT3118	2856	5370	2665	4117	5	66
N3- B2(b)	LPS3518. LPS3015, LPS3516	513	200	528	226	55	84
N3-B2(d)	LPS4018, LPS4023	926	910	1707	937	20	289
N3- B2(e)	LPS4928	780	1768	0	1372	4	1

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.